NO ACT

PE 3-4-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004312

March 4, 2009

SEC
MAR 04 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-4-09

John Owen Gwathmey
Troutman Sanders LLP
1001 Haxall Point
Richmond, VA 23219

Re: Albemarle Corporation

Dear Mr. Gwathmey:

This is in regard to your letter dated March 4, 2009 concerning the shareholder proposal submitted by The Nathan Cummings Foundation for inclusion in Albemarle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Albemarle therefore withdraws its January 9, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

TROUTMAN SANDERS BUILDING
1001 HAXALL POINT
RICHMOND, VIRGINIA 23219
www.troutmansanders.com
TELEPHONE: 804-697-1200
FACSIMILE: 804-697-1339

MAILING ADDRESS
P.O. BOX 1122
RICHMOND, VIRGINIA 23218-1122

John Owen Gwathmey
Johnowen.gwathmey@troutmansanders.com

Direct Dial: 804-697-1225
Direct Fax: 804-698-5174

March 4, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Albemarle Corporation / Omission of Shareholder Proposal by Nathan Cummings Foundation

Ladies and Gentlemen:

In a letter dated January 9, 2009 (the "No-Action Request"), Albemarle Corporation (the "Company") requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that the Company could exclude from the proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal and supporting statement (collectively, the "Proposal") received from the Nathan Cummings Foundation (the "Proponent").

Attached hereto as Exhibit A is a letter from the Proponent dated March 4, 2009, stating that the Proponent voluntarily withdraws the Proposal. In reliance on this letter, we hereby withdraw the No-Action Request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 as amended.

If you have any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned by telephone at (804) 697-1225.

Very truly yours,

John Owen Gwathmey

Enclosures

cc: Luther C. Kissam, IV, Esquire, Albemarle Corporation
Ms. Laura J. Shaffer, Nathan Cummings Foundation

RIC 1816225v1

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

March 4, 2009

Dr. David Clary
Vice President and
Chief Sustainability Officer
Albemarle Corporation
451 Florida Street
Baton Rouge, LA 70801-1765

Dear David:

Thank you for providing the Foundation with an outline of the actions Albemarle has committed to take in an effort to address the concerns raised in the shareholder resolution submitted by the Nathan Cummings Foundation for inclusion in Albemarle's proxy.

It is our understanding that Albemarle will annually disclose total product defense spending for the previous calendar year, as outlined in your letter dated March 4, 2009, beginning in 2009. We also understand that Albemarle will provide qualitative guidance on how much of the spending related to different products, product groups and issues. Finally, Albemarle will provide publicly available commentary about its efforts to develop and commercialize new and improved flame retardants.

In light of these commitments, the Nathan Cummings Foundation is withdrawing its shareholder resolution asking for a report relating to the health and environmental consequences of brominated flame retardants. We appreciate Albemarle's willingness to engage the Foundation in a dialogue about its concerns.

Thank you for the time and effort you put into the development of this agreement.

Sincerely,

Laura J. Shaffer
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

THE · NATHAN · CUMMINGS · FOUNDATION

January 30, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Albemarle Corporation to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a shareholder proposal (the "Proposal") to Albemarle Corporation ("Albemarle" or the "Company"). The Proposal asks Albemarle's board to report to shareholders on Albemarle's attorney's fees, expert fees, lobbying and public relations/media expenses relating to the health and environmental consequences of brominated flame retardants ("BFRs") and policy options for "developing and marketing safer alternatives without the public health concerns associated with brominated flame retardants."

By letter dated January 9, 2009, Albemarle stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2009 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Albemarle argues that it is entitled to omit the Proposal in reliance on the ordinary business exclusion because the Proposal addresses the management of the Company's BFR product lines and seeks a risk assessment related to BFR products. As discussed below in more detail, however, the Proposal focuses on minimizing or eliminating operations that may adversely affect the public's health and implicates a significant social policy issue; accordingly, the ordinary business exclusion does not apply and Albemarle's request should be denied.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

The Proposal Focuses on the Minimization or Elimination of Harm to the Public's Health, Rendering the Ordinary Business Exclusion Inapplicable

Rule 14a-8(i)(7) allows a company to omit a Proposal that relates to the company's "ordinary business operations." In applying the ordinary business exclusion to proposals dealing with environmental and public health matters, the Staff of the Division of Corporation Finance distinguishes between proposals that focus on "an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," which are excludable, and proposals that "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," which may not be omitted. (See Staff Legal Bulletin 14C)

The language of the Proposal and supporting statement make clear that the Proposal falls into the second category and thus is not excludable. The Proposal focuses on the harmful effects of BFRs and on actions taken by various governmental authorities and companies to limit or prohibit their use. In addition to the requested disclosure elements, the Proposal asks Albemarle to analyze policy options for the use of alternatives that do not pose the same public health hazards as BFRs. In other words, the Proposal focuses on minimizing or eliminating operations that may adversely affect the public's health.

Albemarle argues that the Proposal is excludable under the reasoning of Staff Legal Bulletin 14C because it asks for a risk assessment. That characterization is not supported by the language of the Proposal, which does not mention risk, financial or reputational harm to Albemarle or cost/benefit analysis. In that respect, the Proposal differs substantially from those in the letters cited by Albemarle, both of which specifically mentioned risk in the resolved clauses. See Xcel Energy, Inc. (available April 1, 2003) (proposal asked the board to report on "the economic risk associated with the Company's past, present, and future emissions of [certain substances], and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)"); Newmont Mining Corp. (available February 5, 2005) (proposal "urge[d] management to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies").

Albemarle's argument that the Proposal is a *sub rosa* request for a risk assessment because it seeks disclosure on certain costs has recently been rejected by the Staff as applied to a proposal similar to the Proposal. In Chevron Corporation (available February 28, 2006), the proposal asked the board to report the company's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of drilling sites in Ecuador, as well as expenditures on remediation of the Ecuador sites. The supporting statement asserted that the company's posture in litigation relating to its former Ecuador operations "damages Chevron's reputation and credibility as an environmentally responsible corporate citizen, jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs."

Chevron claimed that the proposal was excludable under the reasoning of Staff Legal Bulletin 14C because its focus was on the evaluation of risks and liabilities. Chevron noted that it had not operated in Ecuador for a number of years, defeating an argument that the proposal focused on minimizing or eliminating harm. The Staff disagreed with Chevron's characterization and declined to grant relief. The Proposal here, whose resolved clause is much like the Chevron proposal's, has even less connection to risk assessment; unlike the Chevron proposal, the Proposal does not mention reputational or other damage to the company.

Albemarle also contends that the Proposal is excludable because it deals with the management of Albemarle's BFR product lines. But the Proposal asks for disclosure regarding only one of Albemarle's product lines that poses dangers to the public's health; it does not concern itself with the day-to-day decision making around which products to offer and how to market and price them. A similar argument to Albemarle's was unavailing in a recent determination, Mattel, Inc. (available March 24, 2008). There, the proposal asked that the board report annually on the products manufactured by Mattel's licensees and stated that "Shareholders need to be reassured about the safety and the quality of those products." Mattel argued that "Management's oversight of the Company's licensing arrangements, licensees and licensee products are fundamental to management's ability to run the Company on a day-to-day basis" and that the proposal was therefore excludable under Rule 14a-8(i)(7). The Staff declined to concur with Mattel's position.

Albemarle cites two older determinations, Walgreen Co. (available October 13, 2006) and Wal-Mart Stores, Inc. (available March 24, 2006) in which omission was allowed. In Walgreen and Wal-Mart, the proposals (which differed somewhat in form and emphasis) both sought disclosure on the safety of products sold by the companies, with a focus on certain kinds of substances that are toxic to humans. The Wal-Mart proposal asked the company to summarize options for encouraging suppliers to reduce or eliminate these substances. Walgreen and Wal-Mart argued that their decisions regarding the sale of particular products were ordinary business; Wal-Mart stressed that the requested report would involve thousands of products acquired from over 61,000 suppliers. The Staff concurred with the companies' positions.

The situations at those companies were different, however, from that at Albemarle. As Wal-Mart argued, the scope of a report on multiple toxins at retailers carrying a large number of products is much broader and arguably more burdensome than a report on the narrower category of BFRs. Further, Wal-Mart and Walgreen's status as retailers—which is not the case with Albemarle—may also explain the different outcome in these determinations, compared with the determination at Mattel.

Finally, it is worth noting that there are determinations reaching the opposite conclusion, even at retailers, on proposals like those submitted at Walgreen and Wal-Mart. See, e.g., CVS Corporation (available March 3, 2006) (proposal asked the board to "evaluat[e] the feasibility of a) CVS reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC b) complying with the additional actions sought by the Campaign for Safe Cosmetics as described above, and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking"); Avon Products, Inc. (available March 3, 2003)(proposal sought a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products").

In sum, the Proposal focuses on minimizing or eliminating operations that may adversely affect the public's health, and not on an internal assessment of risk or the day-to-day management of the Company's product lines. For those reasons, Albemarle has not met its burden of proving it is entitled to omit the Proposal in reliance on the ordinary business exclusion.

The Public Health Consequences of BFRs Constitute a Significant Social Policy Issue

Even if the Proposal could be considered within the ambit of Albemarle's ordinary business operations, it deals with a significant social policy issue, which defeats application of the ordinary business exclusion.

BFRs are a class of flame retardants that release bromine gas, which deprives the fire of oxygen. The largest consumer of BFRs is the electronics industry, but they are also used in household products such as carpets, paints, upholstery, furniture foam, television sets and kitchen appliances. BFRs persist in the environment and have been shown to cause changes to the brains, reproductive systems, livers and thyroids of animals. They are chemically similar to PCBs, which have been banned in the U.S. due to their impact on public health.

These impacts have led to regulatory action against BFRs. The European Union has banned two forms of BFRs—the penta and octa forms. California, Hawaii, Illinois, Maine, Maryland, Michigan, Minnesota, New York, Oregon, Rhode Island and Washington have also banned the manufacture and use of those two forms. Alaska and Connecticut are considering bans as well. The U.S. EPA has acted to phase out the production of the penta and octa form in the U.S.

The EU banned use of the deca form, the one sold by Albemarle, in electronics and electrical equipment as of July 2008. In the U.S., the states of Washington and Maine have also acted to limit the use of deca BFRs. The Illinois state EPA has recommended that deca use be phased out there. Ten states are considering phase-outs like those adopted in Maine and Washington. See www.ewg.org/node/26976 (last visited

January 29, 2009) The Consumer Product Safety Commission has proposed rules whose objective is to "reduce the fire risk in upholstered furniture without requiring the use of fire retardant chemicals," by allowing performance standards to be met by using smolder-resistant cover fabrics or interior fire resistant barriers to protect the furniture's internal filling material. See CPSC Press Release, "CPSC Takes Major Step Toward Reducing Upholstered Furniture Fires," http://www.cpsc.gov/cpscpub/prerel/prhtml08/08182.html (last visited January 29, 2009) This rule could have the effect of reducing reliance on BFRs; indeed, a CPSC staff member stated in a presentation that the rule would "[m]inimize reliance on [fire retardant] chemical additives in fabrics and filling materials." Dale R. Ray, "CPSC Proposed Rule on Upholstered Furniture Flammability," at 7 (Mar. 20, 2008) (available at http://www.cpsc.gov/LIBRARY/FOIA/foia08/os/ahfa.pdf) (last visited January 30, 2009).

Individual companies have also responded by limiting BFRs. Electronics manufacturers including IBM, Ericsson, Sony, Intel, Apple, and Motorola have said they will not use PBDEs. See Institute for Agriculture and Trade Policy, "Toxic Flame Retardants: Emerging public Health Threat," undated (available at http://www.iatp.org/iatp/publications.cfm?accountID=421&refID=37412) (last visited January 29, 2009).

In addition to regulatory scrutiny, PBDEs have been the subject of negative media attention. Last year, a segment on the CBS Evening News detailed the dangers of PBDEs, including the deca form. The segment featured EPA and Maine state toxicologists who concluded that PBDEs are harmful to humans. "Is Fire Retardant a Harmful Toxin," CBS Evening News, May 19, 2008 (available at http://www.cbsnews.com/stories/2008/05/19/eveningnews/main4109418.shtml) (last visited January 29, 2009). A fall 2008 article in USA Today reported on a study showing that toddlers and preschoolers had higher levels of PBDEs in their blood than their mothers did. The article quoted a representative of the American Academy of Pediatrics stating that scientists are concerned that PBDEs may cause hyperactivity in children, and cited a 2007 Danish study that found that children of mothers with high PBDE levels in their breast milk were more likely to have undescended testicles. Liz Szabo, "Fire Retardant Chemicals Found in Toddlers' Blood," USA Today, Sept. 4, 2008 (available at http://www.usatoday.com/news/health/2008-09-03-fire-retardants-children_N.htm) (last visited January 29, 2009).

The cumulative amount of regulatory activity and public attention focused on PBDEs shows that their safety has become a significant social policy issue. Accordingly, the ordinary business exclusion should not apply to the Proposal, and Albemarle's request for a determination allowing omission on that basis should be denied.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Director of Shareholder Activities

cc: John Owen Gwathmey
Troutman Sanders LLP
Fax # 804-697-1339

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

TROUTMAN SANDERS BUILDING
1001 HAXALL POINT
RICHMOND, VIRGINIA 23219
www.troutmansanders.com
TELEPHONE: 804-697-1200
FACSIMILE: 804-697-1339

MAILING ADDRESS
P.O. BOX 1122
RICHMOND, VIRGINIA 23218-1122

John Owen Gwathmey
Johnowen.gwathmey@troutmansanders.com

Direct Dial: 804-697-1225
Direct Fax: 804-698-5174

January 9, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Albemarle Corporation / Omission of Shareholder Proposal by Nathan Cummings Foundation

Ladies and Gentlemen:

Our client, Albemarle Corporation ("*Albemarle*" or the "*Company*"), has received a shareholder proposal and supporting statement (the "*Proposal*") submitted by the Nathan Cummings Foundation (the "*Proponent*") for inclusion in its proxy materials for its 2009 annual meeting. The Proposal requests that, within six months of the Proposal's adoption, the Company's Board of Directors (the "*Board*") issue a report to the Company's shareholders, at reasonable cost and excluding confidential information, the Company's expenditures for each year from 2003 to 2007 on attorneys' fees, experts' fees, lobbying and public relations/media expenses, "relating *in any way* to the health and environmental consequences of brominated flame retardants." [emphasis added] The Proponent also requests that the report contain policy options for developing and marketing safer alternatives. A copy of the proposal is enclosed as Attachment A hereto.

On behalf of Albemarle, we hereby notify the Staff of the Division of Corporation Finance (the "*Staff*") of Albemarle's intention to omit the Proposal pursuant to Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), because the Proposal deals with a matter relating to the Company's ordinary business operations. We hereby request that the Staff will not recommend any enforcement action to the Securities and Exchange Commission (the "*Commission*") if the Company omits the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j), the Company hereby submits its reason for excluding the Proposal no later than 80 days before it expects to file its definitive form of proxy with the Commission. Albemarle has notified the Proponent by copy of this letter of its intention to omit the Proposal from its proxy materials.

The Proposal is Excludable as Ordinary Business Operations under Rule 14a-8(i)(7)

The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal relates to Albemarle's ordinary business operations; it focuses on the development, marketing, sale and strategic maintenance of a particular product line, and the financial, reputational and competitive risks and liabilities of the Company's business operations. Rule 14a-8(i)(7) allows the exclusion of a shareholder proposal if it relates to a company's "ordinary business" operations. The fundamental policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release provides two central considerations underlying this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that" they are not proper subjects for shareholder proposals. Second, shareholders should not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

While the Proposal draws no direct connection between Albemarle's corporate strategy and the "public policy issue" of the "environmental impact of brominated flame retardants", one must assume that, by requiring a detailed disclosure of Albemarle's cost structure, the Proposal seeks information on the Company's legal, lobbying and public relations methodologies relating to the environmental impact of brominated flame retardants ("*BFRs*").[1] Read together with the supporting statement, which requests a report on Albemarle's policy options for developing and marketing safer alternatives, the Proponent attempts to combine data on Albemarle's cost structure with an evaluation of potential substitutes (alternative products to replace BFRs) in order to arrive at a risk assessment of the changing competitive landscape in the production of BFRs. Similar proposals have consistently been deemed by the Staff as excludable pursuant to Rule 14a-8(i)(7). See, *e.g.*, No-Action Letter for Xcel Energy, Inc. (available April 1, 2003); No-Action Letter for Newmont Mining Corp. (available February 5, 2005).

Read together with the supporting statement, the Proposal clearly deals with the management of Albemarle's BFR product lines. Because the Proposal requests a report on the above mentioned costs "relating in any way to the health and environmental consequences of brominated flame retardants", among other disclosures the report would: (a) detail legal fees related to the BFR product lines including costs of securing intellectual property rights, BFR-related regulatory and administrative hearings and BFR-related litigation; and (b) detail experts' fees related to BFRs, which would necessarily include fees from the research and development of the BFR product lines and the maintenance of BFR production facilities, among other expenditures. In this manner, the Proposal relates to management's ability to operate Albemarle on a day-to-day basis because it seeks to affect or influence Albemarle's selection process for products to manufacture and market for sale. Decisions concerning the selection of products to be produced by Albemarle are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. See No-Action Letter for Walgreen Co. (available October 13, 2006). Further, the determination as to whether Albemarle's policies regarding product safety are more stringent than relevant statutory and regulatory requirements is also a matter related to its ordinary business operations. See No-Action Letter for Hormel Foods Corp. (available November 19, 2002). To the extent the Proposal addresses Albemarle's product lines, it may be properly excluded pursuant to Rule 14a-8(i)(7). See No-Action Letter for Walgreen Co. (available October 13, 2006); No-Action Letter for Wal-Mart Stores, Inc. (available March 24, 2006).

The Commission has recognized that "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues ... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters.'" Staff Legal Bulletin No. 14C (June 28,

[1] The Commission recognized this argument structure in its No-Action Letter to Kohl's Corporation (available January 8, 2007).

2005)(quoting the 1998 Release). The Staff has declared that, in determining whether the focus of a proposal is a significant public policy issue, the Staff "will consider both the proposal and the supporting statement as a whole." If, as a whole, the proposal and supporting statement "focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," the Staff has stated that it is excludable under rule 14a-8(i)(7) "as relating to an evaluation of risk." Staff Legal Bulletin No. 14C (June 28, 2005). If, however, the focus is "on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, ..." the proposal may not be excluded. Staff Legal Bulletin No. 14C (June 28, 2005).

The Proposal and supporting statement, as a whole, plainly focus on the potential risks of the Company's production of BFRs. The focus of the Proposal and supporting statement is not, as the Staff phrased it in Staff Legal Bulletin No. 14C, on the Company "minimizing or eliminating operations that may adversely affect the environment or the public's health." With respect to Albemarle's current BFR production activities, the Proposal requests the disclosure of: (1) financial expenditures for legal fees, expert fees, lobbying efforts and public relations and (2) policy options for developing and marketing safer alternatives to BFRs. Clearly, the focus of the Proposal is on strategic considerations and product-line issues relating to the Company's production of BFRs, or, more plainly stated, whether the Company is making the right business decision to produce BFRs. The Proposal does not request the Company to engage in any activities that minimize, eliminate or otherwise reduce operations that adversely affect the environment or the public's health; therefore the Proposal is outside the public policy exclusion as most recently discussed by the Division in Staff Legal Bulletin No. 14C.

The Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates in part ordinary business matters. For example, in *General Electric Co.* (available Feb. 10, 2000), the Staff concurred that General Electric could exclude a proposal in its entirety because a portion of the proposal related to ordinary business matters. Accordingly, because the Proposal addresses ordinary business matters, Albemarle should be able to exclude the Proposal from its proxy materials.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy materials.

If the Staff has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned by telephone at (804) 697-1225. If the Staff does not agree with the conclusions set forth herein, we request that that Staff contact us before issuing any formal written response.

Very truly yours,

John Owen Gwathmey

John Owen Gwathmey

Enclosures

cc: Luther C. Kissam, IV, Esquire, Albemarle Corporation
Ms. Laura J. Shaffer, Nathan Cummings Foundation

Exhibit A

THE · NATHAN · CUMMINGS · FOUNDATION

November 19, 2008

Luther C. Kissam, IV
Corporate Secretary
Albemarle Corporation
451 Florida Street
Baton Rouge, LA 70801

Dear Mr. Kissam:

The Nathan Cummings Foundation is an endowed institution with approximately $400 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Albemarle Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Albemarle Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is available upon request. We have held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,

Lance E. Lindblom
President and CEO

Laura J. Shaffer
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Brominated Flame Retardants

Brominated flame retardants (BFRs) have been the focus of intense scientific study for more than a decade. Scientists have found various brominated flame retardants building up in the environment and have identified links between BFRs and changes in laboratory animals' brains, reproductive systems, livers and thyroids. Studies have also found that an estimated 5 percent of American women have polybrominated diphenyl ethers (PBDEs), a class of brominated flame retardant, in their bodies at levels greater than those shown to cause reproductive problems in laboratory animals.

Brominated flame retardants have also been the focus of regulatory action in both the US and abroad. According to the Institute for Agriculture and Trade Policy, BFRs are chemically similar to PCBs, which were banned in the United States in 1979 due to their high toxicity, persistence in the environment and potential to cause developmental problems in children. Two BFRs, the penta and octa forms, were banned by the European Union in 2004 and are now banned in at least 10 US states.

The deca form, which Albemarle currently sells, was banned from use in electronics and electrical equipment in the European Union beginning in July of 2008. Washington enacted a ban on deca in mattresses beginning January 1, 2008 and in TVs, computers and residential upholstered furniture effective in 2011 if a safer, technically feasible alternative is found. Maine has also banned deca from mattresses and residential upholstered furniture beginning January 1, 2008, and bans televisions, computers or other electronic devices with deca in their outside casing beginning in 2010. Deca bans have also been introduced in other state legislatures.

A number of American companies have voluntarily committed to eliminating deca from their products. For example, Hewlett-Packard's goals for 2007 included the elimination of BFRs in the external case plastic parts of all new product models introduced after December 31, 2006 as well as the elimination of remaining uses of BFRs as alternatives are identified. Dell currently prohibits the use of deca for all applications.

Albemarle is a member of the Bromine Science and Environment Forum (BSEF), which supports research and lobbying on behalf of the world's leading producers of BFRs. Albemarle also supported Californians for Fire Safety (CFS), which lobbied on PBDEs.

Resolved: Shareholders request that the Board of Directors issue a report within six months, at reasonable cost and excluding confidential information, on expenditures for each year from 2003 to 2007 on attorneys' fees, experts' fees, lobbying and public relations/media expenses, relating in any way to the health and environmental consequences of brominated flame retardants.

Supporting statement: We believe the report should also include policy options for developing and marketing safer alternatives without the public health concerns associated with brominated flame retardants.